OMB APPROVAL
	OMB Number:	3235-0167
UNITED STATES	Expires: November 30, 2010
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-130036
XL CAPITAL LTD*
(Exact name of registrant as specified in its charter)

XL House, One Bermudiana Road, Hamilton HM 08, Bermuda (441) 292-8515
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.25% Senior Notes due 2027 8.25% Senior Notes due 2021 Fixed/Floating Series E Perpetual Non-Cumulative Preference Ordinary Shares
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date (based on DTC position reports as of June 28, 2010):

6.25% Senior Notes due 2027: 51;
8.25% Senior Notes due 2021: 75;
Fixed/Floating Series E Perpetual Non-Cumulative Preference Ordinary Shares: 52

_________________________

*  This Form 15 relates solely to the reporting obligations of XL Capital Ltd, which is a wholly owned subsidiary of XL Group plc, under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of XL Group plc under the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, XL Capital Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 30, 2010

XL CAPITAL LTD
     (Registrant)

By:	/s/ Kirstin R. Gould
	Name:	Kirstin R. Gould
	Title:	General Counsel and Secretary